
July 18, 2012

<u>Via E-mail</u>
Jianbao Wang
Chief Executive Officer
China Valves Technology, Inc.
21F Kineer Plaza
226 Jinshui Road
Zhengzhou, Henan Province
People's Republic of China 450008

> **RE: China Valves Technology, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 13, 2012**
> **File No. 1-34542**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that the Audit Committee did not approve the fee reduction requested by management and did not authorize management to communicate with your former accountants regarding the fee reduction, and has contacted your former accountants in order to discuss the withdrawal of its resignation. Please tell us the status of these discussions and update your disclosure in an amended Form 8-K as applicable.

2. You disclose that there were no reportable events or disagreements with your former accountants during the engagement period of November 3, 2011 through July 8, 2012. Given that your former accountants resigned on July 9, 2012, please revise your disclosure in an amended Form 8-K to state, if true, that there were no reportable events or disagreements with your former accountants through July 9, 2012.

3. We note that your former accountants have not yet provided a letter indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in the Form 8-K that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt. Please note that your former accountants will need to state their agreement with the disclosures in your amended Form 8-K, taking into account the changes requested in the comments above.

4. You filed an Item 4.02 Form 8-K on February 14, 2012 in which you concluded that the unaudited financial statements for the quarters ended March 31, 2011 and June 30, 2011 as well as your audited financial statements for the year ended September 30, 2011 should no longer be relied upon and you are in the process of restating your financial statements for each of those periods. Please tell us the status of this process, including when you anticipate filing the amended Forms 10-K and 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3866 with any questions.

Sincerely,

/s/ Jeffrey Gordon

Jeffrey Gordon
Staff Accountant